Filed pursuant to Rule 433
Free Writing Prospectus
July 1, 2022
Registration No. 333-264468

FGLD   Add To Favorites

Franklin Responsibly Sourced Gold ETF

Prospectus

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As of 06/30/2022

NAV [1]	Market Price [1]	YTD Total Return At NAV [2]
$24.33	$24.19	—
▼ $-0.01 (—)	▼ $0.00 (—)	

See the risks and other important information.

Overview

Fund Description | Responsibly Sourced Information

FGLD seeks to reflect the performance of the price of gold bullion, less the Fund's expenses.

Fund Description | Responsibly Sourced Information

FGLD seeks to reflect the performance of the price of gold bullion, less the Fund's expenses.

- **LOW COST:** Cost-effective and simple way of participating in the gold market via the NYSE Arca
- **RESPONSIBLY SOURCED:** Gold sourced from LBMA accredited refiners that are required to demonstrate their efforts to respect the environment and combat money laundering, terrorist financing and human rights abuses in accordance with the LBMA's Responsible Gold Guidance
- **LOW CORRELATION:** Gold has historically served as a diversifier relative to traditional stocks and bonds

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Fund Information

Fund Inception Date	06/30/2022	Listing Exchange	NYSE Arca
Asset Class	Alternatives	Total Net Assets As of 06/30/2022 (Updated Daily)	$2.43 Million
Ounces in Trust As of 06/30/2022	1338.976	Ounces Per Basket As of 06/30/2022	669.485
Benchmark	LBMA Gold Price PM	Fiscal Year End	March 31
Administrator	Bank of New York Mellon	Trustee	Delaware Trust Company

Sales Charges, Expenses & Fees

Sponsor Fee [3]	0.15%

Identifiers

Ticker	FGLD
IOPV / IIV Ticker [4]	FGLD.IV
CUSIP Code	354 73M 105

The Fund defines responsibly sourced gold as London Good Delivery gold bullion bars that were refined on or after January 1, 2012 (also referred to as "post-2012 gold"). All post-2012 gold has been refined in accordance with London Bullion Market Association's ("LBMA") Responsible Gold Guidance (the "Gold Guidance").

- The LBMA's Gold Guidance establishes minimum requirements that are mandatory along the entire gold supply chain for all Good Delivery refiners wishing to trade with the London Bullion market.
- These standards are intended to ensure, among other things, that gold is mined through verified supply chains that meet certain internationally recognized ethical standards.
- For example, approved LBMA refiners are required to demonstrate their efforts to combat money laundering, financing of terrorism and human rights abuses, and to respect the environment globally.
- The LBMA's Responsible Sourcing Programme provides a governance and audit framework for monitoring compliance with the Gold Guidance. The Gold Guidance and the LMBA's Responsible Sourcing Programme include tailored due diligence standards with respect to various types of gold, including mined and recycled gold.

More information on the Responsible Sourcing Programme, including the most recent version of the Gold Guidance, is available on the LBMA's website.

Fund Information

Fund Inception Date	**06/30/2022**	Listing Exchange	**NYSE Arca**
Asset Class	**Alternatives**	Total Net Assets As of 06/30/2022 (Updated Daily)	**$2.43 Million**
Ounces in Trust As of 06/30/2022	**1338.976**	Ounces Per Basket As of 06/30/2022	**669.485**
Benchmark	**LBMA Gold Price PM**	Fiscal Year End	**March 31**
Administrator	**Bank of New York Mellon**	Trustee	**Delaware Trust Company**

Sales Charges, Expenses & Fees

Sponsor Fee [3]	**0.15%**

Identifiers

Ticker	**FGLD**
IOPV / IIV Ticker [4]	**FGLD.IV**
CUSIP Code	**354 73M 105**

Risks

What Are The Risks?

All investments involve risks, including possible loss of principal. **Before you invest, for more complete information about the fund and this offering, you should carefully read the fund's prospectus. The fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.** An investment in the fund is subject to market risk with respect to the gold markets. The market price of gold bullion has been historically unpredictable, and the market price of the gold bullion held by the fund may go up and down, sometimes rapidly or unpredictably. The fund is not a diversified investment and, therefore, may be more volatile than other investments. An investment in the fund is not intended as a complete investment plan. Because the fund principally holds only gold bullion, an investment in the fund may be more volatile than an investment in a more broadly diversified portfolio and may fluctuate substantially over time.

Large-scale distress sales of gold may have a negative impact on the price of gold and reduce the value of an investment in the fund. In addition, global or regional military conflicts or acts of aggression may negatively affect global expectations for economic growth, exacerbate inflationary pressures, disrupt gold trading markets and/or supply chains and result in protracted volatility, which could have an adverse effect on the value of the fund's investments. The value of the fund's gold bullion holdings is generally determined based on the 3:00 p.m. LBMA Gold Price (which is commonly referred to as the LBMA Gold Price PM), as described in the prospectus. Potential discrepancies in the calculation of the LBMA Gold Price PM, as well as any future changes to the LBMA Gold Price PM, could have an adverse effect on the methodology used to calculate the value of an investment in the fund. In the event that the LBMA Gold Price PM does not prove to be an accurate benchmark and the LBMA Gold Price PM varies materially from the price determined by other mechanisms, the fund's NAV and the value of an investment in the fund's shares could be adversely affected. **The fund's shares may trade at a price which is at, above or below the NAV per share.**
The fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell gold bullion at times when its price is high, or to acquire gold bullion at low prices in the expectation of future price increases. Also, the fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from gold price decreases. An investment in the fund's shares is not suitable for all investors. The fund's shares are not interests or obligations of the fund's sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The fund is subject to responsible sourcing due diligence risk. The fund is designed to offer investors exposure to responsibly sourced gold as defined by the fund in a pooled investment vehicle structure. The fund defines responsibly sourced gold with reference to the specific criteria established and monitored by the LBMA through its Responsible Sourcing Programme and the Gold Guidance thereunder. The fund does not establish, maintain, monitor or control the standards or requirements under the LBMA Responsible Sourcing Programme or the Gold Guidance. Accordingly, an investment in the fund is subject to the risk that the standards as may be established or amended from time to time do not function as intended or that material violations of the standards are not detected or enforced in a timely manner or at all. The standards may be inadequate or ineffective in mitigating various risks in the LBMA gold sourcing supply chain. These risks may be more pronounced with respect to holdings of recycled gold.
Neither the Sponsor nor the fund is responsible for setting, implementing or enforcing the LBMA's Good Delivery standards and may have limited or no ability to independently verify gold sourcing due diligence undertaken by the LBMA. Similarly, the fund and the Sponsor cannot guarantee all gold held by the fund, including gold derived from recycled sources, is 100% ethically sourced or compliant with the Gold Guidance. The fund is not an actively managed investment vehicle. The Sponsor does not make any decision or assessment related to gold sourcing based on its subjective judgment.

The amount of gold represented by each fund share will decrease over the life of the fund due to the sales of gold necessary to pay the sponsor's fee and fund expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the fund's shares will also decline and you will lose money on your investment in fund shares.
There are special risks related to the custody of the fund's gold bullion. Failure by the custodian to exercise due care in the safekeeping of the fund's gold bullion could result in a loss to the fund.

Important Information

Performance data quoted represents past performance, which does not guarantee future results.

All investments involve risk, including possible loss of principal. Please see each product's web page for specific details regarding investment objective, risks, performance, and other important information. Review this information carefully before you make any investment decision. **Investors cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expenses or sales charges.**

Carefully consider a fund's investment objectives, risks, charges and expenses before investing. Please view the prospectus or summary prospectus **for this and other information. Read it carefully.**

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Templeton Holdings Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on April 19, 2021. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. JPMorgan Chase Bank, N.A., London branch ("JPMorgan"), serves as the custodian (the "Custodian") of the Fund's gold bullion. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

The Trust is an "emerging growth company" as defined under the federal securities laws and, as such, has elected to comply with certain reduced public company reporting requirements. See the Fund's Prospectus for additional information.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on a recognized national securities exchange. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV. The Fund will issue and redeem Shares from time to time in Creation Units only to Authorized Participants in exchange for the delivery to the Fund, or the distribution by the Fund, of the amount of gold bullion represented by the Creation Units being created or redeemed. This amount is based on the combined NAV of the number of Shares included in the Creation Units being created or redeemed, as applicable, determined on the day the order to create or redeem Creation Units is accepted. The Shares will be sold to the public at prices that will reflect the price of gold and the trading price of the Shares on NYSE Arca at the time of the offer.

The Shares are neither interests in nor obligations of the Sponsor, the Trustee, the Administrator, the Transfer Agent, the Custodian, the Marketing Agent or their respective affiliates.

Franklin Templeton, its affiliated companies, and its employees are not in the business of providing tax or legal advice to taxpayers. These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties or complying with any applicable tax laws or regulations. Tax-related statements, if any, may have been written in connection with the "promotion or marketing" of the transaction(s) or matter(s) addressed by these materials, to the extent allowed by applicable law. Any such taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

All references to LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the pric or the underlying product to which the prices may be referenced.

Feedback

Indexes are unmanaged and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges.

Important data provider notices and terms available at www.franklintempletondatasources.com.

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Franklin Distributors, LLC. Member FINRA, SIPC. All entities mentioned are Franklin Templeton affiliates companies. Prior to July 7, 2021, Franklin Templeton Distributors, Inc., and Legg Mason Investor Services, LLC served as mutual fund distributors for Franklin Templeton. Investment Products: **NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.**
Reports and other information about the fund are available on the EDGAR Database on the SEC's Internet site at www.sec.gov.